UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
THE SHAW GROUP INC. (Name of Subject Company (Issuer))

THE SHAW GROUP INC. (Names of Filing Person (as Offeror)

Common Stock, no par value (Title of Class of Securities) 820280105 (CUSIP Number of Class of Securities)

John Donofrio Executive Vice President, General Counsel and Corporate Secretary The Shaw Group Inc. 4171 Essen Lane Baton Rouge, Louisiana 70809 (225) 932-2500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to: Jeffrey D. Symons Jason K. Zachary Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation*: Not Applicable	Amount of Filing Fee*: Not Applicable

*	A filing fee is not required with this filing because it relates solely to preliminary communications made before commencement of the tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A                                                                Filing Party: N/A
Form or Registration No.: N/A                                                                Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Shaw® a world of Solutions™

FOURTH QUARTER FY 2011

Analyst Presentation

October 31, 2011

J.M. Bernhard Jr.
Chairman, President & Chief Executive Officer

Brian K. Ferraioli
Executive Vice President & Chief Financial Officer



MODULE FABRICATION AT SHAW MODULAR SOLUTIONS

Forward-Looking Statements & Regulation G Disclosure

- This presentation contains forward-looking statements and information about our current and future prospects and our operations and financial results, which are based on currently available information. These forward-looking statements include assumptions about our operations, such as cost controls, and market conditions that may not be realized. Actual future results and financial performance could vary significantly from those anticipated in such statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, the occurrence of certain events or otherwise.
- Among the factors that could cause future events or transactions to differ from those we expect are those risks discussed under Item 1-A "Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended August 31, 2011, our Quarterly Reports on Form 10-Q for the quarters ended November 30, 2010, February 28, 2011, and May 31, 2011, and other reports filed with the Securities and Exchange Commission (SEC). Please read our Risk Factors and other cautionary statements contained in these filings. As a result of these risks and others, actual results could vary significantly from those anticipated in this presentation, and our financial condition and results of operations could be materially adversely affected.
- This presentation contains non-GAAP measures, as defined by SEC rules and regulations. A reconciliation of those measures to the most directly comparable GAAP measures is included in the attached appendix and on our website at www.shawgrp.com in the Investor Relations section under Regulation G Information.
-

Q-4 Significant Financial Events

- Strong bookings quarter with new awards totaling $1.8 billion.
- Cash flow from operations during the quarter totaled $211 million.
- Fourth quarter earnings were impacted negatively by subcontractor cost increases and schedule delays on an E&C project of $39.1 million pre-tax, with an additional $15.1 million pre-tax reduction when considering unfavorable foreign exchange variations since the inception of the job. The total after-tax impact is $34.8 million, or $0.48 per share.
- Earnings were negatively impacted by a cost increase on an EPC coal-fired power project of $63.9 million pre-tax, $39.3 million after tax, or $0.55 per share, along with a quarterly reduction in percent complete of $8.0 million pre-tax, $4.9 million after tax, or $0.07 per share.
- Fourth quarter earnings were impacted by an unfavorable settlement in the Fabrication & Manufacturing segment having a negative net impact of $14.8 million pre-tax, $9.1 million after-tax, or $0.13 per share. Shaw is seeking and believes it is entitled to additional insurance recovery on this contract.
- Shaw received an arbitration award of approximately $32.5 million for a contract previously executed for the engineering, procurement and construction of a 600-megawatt steam turbine electrical generation plant in the U.S., which had an immaterial effect on earnings for the quarter.

Major Fixed Price Contracts

Project	Percent Complete
Ethylene EPC Project	96%
Coal EPC Project #1	94%
Coal EPC Project #2	91%

- Shaw's three major fixed-price contracts (more than $1 billion each) are all nearing completion

Organizational Announcements

- Gary P. Graphia will assume the role of executive vice president reporting to Shaw's chairman, president and CEO, resuming responsibility for strategic initiatives including corporate development, mergers and acquisitions and client relations, beginning with developing alternatives for Shaw's Energy & Chemicals business. He will relinquish his responsibilities as chief operating officer effective immediately.
- Shaw previously announced James Glass assumes the role of president of Shaw's Energy & Chemicals Group.
- Effective immediately, all business line senior executives will report directly to Shaw's chairman, president and chief executive officer. This includes the following:
  - George P. Bevan, President, Shaw's Environmental & Infrastructure Group
  - David L. Chapman Sr., President, Shaw's Fabrication & Manufacturing Group
  - James Glass, President, Shaw's Energy & Chemicals Group
  - Clarence L. Ray Jr., Chief Executive Officer, Shaw's Power Group

Q-4 FY 2011 in Summary

(in millions, except per share data)	Q-4 FY 2011 As Reported	Q-4 FY 2011 Actuals Excluding Westinghouse*	Q-4 FY 2010 Actuals Excluding Westinghouse
Revenue	$1,479.7	**$1,479.7**	$1,720.7
Gross Profit	$8.6	**$8.6**	$126.4
Gross Profit %	0.6%	**0.6%**	7.3%
EBITDA*	($102.9)	**($22.8)**	$80.9
Net Income Attributable to Shaw	($90.3)	**($31.9)**	$42.4
Diluted EPS	($1.25)	**($0.44)**	$0.49

*See Appendices for a reconciliation to the corresponding GAAP measure

- Fourth quarter earnings were impacted negatively by subcontractor cost increases and schedule delays on an E&C project of $39.1 million pre-tax, with an additional $15.1 million pre-tax reduction when considering unfavorable foreign exchange variations since the inception of the job. The total after-tax impact is $34.8 million, or $0.48 per share.
- Earnings were negatively impacted by a cost increase on an EPC coal-fired power project of $63.9 million pre-tax, $39.3 million after tax, or $0.55 per share, along with a quarterly reduction in percent complete of $8.0 million pre-tax, $4.9 million after tax, or $0.07 per share.
- Earnings impacted by an unfavorable settlement in F&M having a negative net impact of $14.8 million pre-tax, $9.1 million after tax, or $0.13 per share.
- GAAP earnings volatility continues in the Westinghouse segment with a $84.6 million pre-tax, or $52.0 million after-tax, non-operating, non-cash translation loss on limited recourse yen bonds

Q-4 FY 2011 in Summary

(in millions)	Revenue		Gross Profit		EBITDA	
	Q-4 FY11	Q-4 FY10	Q-4 FY11	Q-4 FY10	Q-4 FY11	Q-4 FY10
Power	**$507**	$593	**($26)**	$26	**($23)**	$19
Plant Services	**181**	157	**13**	11	**11**	9
Energy & Chemicals*	**159**	210	**(42)**	0	**(48)**	(8)
Environmental & Infrastructure	**524**	631	**58**	58	**40**	40
Fabrication & Manufacturing	**106**	127	**5**	30	**4**	27
Corporate	**0**	0	**1**	1	**(7)**	(7)
Total	**$1,477**	$1,717	**$9**	$126	**($23)**	$81

*Excludes Pass-through Revenues. See Appendices for Pass-through Revenue reconciliation

- Cost increase and power profit reversal negatively impacted earnings for Power segment.
- Plant Services had record annual EBITDA in FY11 due to an increase in fueling outages.
- E&C project negatively impacted by subcontractor cost increases.
- E&I volume declined due to decreased cost reimbursable construction activity on a hurricane protection project; however, gross profit percentage improved due to completion of lower margin construction activity in FY10
- Unfavorable settlement in F&M had negative net impact on earnings.

Cash & Short-term Investments

FY11 Strategic Uses of Cash

	($ in millions)
First authorization (13,688,354 shares)	$ 500.0
Second authorization (945,100 shares)	$ 21.8
Total Share Repurchase Programs	**$ 521.8**
South Texas Project credit facility draws	**$ 48.3**
Indian joint venture buyout in Q-2	23.0
Coastal Planning & Engineering acquisition in Q-3	26.0
Buyout and acquisition	**$ 49.0**
Capital expenditures through Q-4	**$ 101.8**
Total cash redeployed in FY11	**$ 720.9**

Cash & Short-term Investments



($ millions)
1,552
1,513
1,064
1,217
Q-1 FY11
Q-2 FY11
Q-3 FY11
Q-4 FY11

- **During the quarter we generated $211 million in cash flow from operations**
- **Approximately one third of the current cash balance of $1.2 billion is cash in excess of expected earnings**

Note: "Cash / Short-term Investments" represents the sum of cash and cash equivalents, restricted and escrowed cash and cash equivalents, short-term investments and restricted short-term investments

Westinghouse Update

- On Sept. 6, 2011, Shaw announced its subsidiary Nuclear Energy Holdings intends to exercise put options to sell its Westinghouse equity back to Toshiba for in excess of $1.6 billion.
- Since the original investment in October 2006, the yen-denominated debt has increased by approximately $600 million to a total of $1.7 billion.
- When the bonds are redeemed, NEH will fund up to the 3.3 percent shortfall of the principal amount of the bonds, which was approximately $55.4 million at Aug. 31, 2011.
- Selling the investment will leave Shaw with virtually no debt.
- Shaw may recognize a non-operating gain once the put options are settled resulting principally from foreign exchange movements. At Aug. 31 exchange rates and assuming early exchange, the gain would have been approximately $545 million pre-tax. The actual gain or loss will be determined at settlement.
- The exercise of the put options prior to October 2012 requires the consent of the trustee acting on behalf of the bond holders. We have requested consent and are awaiting a response from the trustee.

Unaudited Condensed Pro Forma Balance Sheet excluding Westinghouse

(In thousands, except share amounts)	As Reported	Impact of Put Exercise	Pro Forma
ASSETS			
Current Assets			
Cash and cash equivalents	$ 1,217,053	$ (84,538)	$ 1,132,515
Other current assets	2,075,093	(240,771)	1,834,322
Investment in Westinghouse	999,035	(999,035)	-
Total current assets	4,291,181	(1,324,344)	2,966,837
Other assets	1,195,853	-	1,195,853
Total assets	**$ 5,487,034**	**$ (1,324,344)**	**$ 4,162,690**
LIABILITIES AND SHAREHOLDERS EQUITY			
Current liabilities			
Accrued liabilities and short-term debt	1,155,629	-	1,155,629
Advanced billings and billings in excess of costs and estimated earnings on uncompleted contracts	1,535,037	-	1,535,037
Japanese Yen-denominated long-term bonds secured by Investment in Westinghouse, net	1,679,836	(1,679,836)	-
Interest rate swap contract on Japanese Yen-denominated bonds	27,059	(27,059)	-
Total current liabilities	4,397,561	(1,706,895)	2,690,666
Other liabilities	152,219	-	152,219
Total liabilities	**4,549,780**	**(1,706,895)**	**2,842,885**
Shareholders' equity			
Common stock	1,321,278	-	1,321,278
Retained earnings	328,455	315,269	643,724
Accumulated other comprehensive loss	(104,922)	67,282	(37,640)
Treasury stock	(639,704)	-	(639,704)
Total Shaw shareholders' equity	905,107	382,551	1,287,658
Non-controlling interest	32,147	-	32,147
Total equity	**937,254**	**382,551**	**1,319,805**
Total liabilities and shareholders' equity	**$ 5,487,034**	**$ (1,324,344)**	**$ 4,162,690**

Q-4 FY11 Net New Awards and Backlog Summary

New Awards
$1.8 billion


$44
$235
$469
$422
$614

Backlog
$20.0 billion


$20.2
$19.2
$20.6
$19.7
$20.0
$1.5
$0.4
$5.2
$2.1
$10.8
Q-4 FY2010
Q-1 FY2011
Q-2 FY2011
Q-3 FY2011
Q-4 FY2011

Power | Plant Services | E&I | E&C | F&M

Major new awards in the quarter include:

- Approximately $500 million combined cycle electric generating plant for Entergy
- Maintenance and modification contract for four nuclear power operating units for Florida Power & Light Company and one unit for NextEra Energy Seabrook
- Maintenance contract renewal for two operating units at South Texas Project site
- Pipe fabrication services contract valued at more than $100 million for major U.S. manufacturing facility
- E&I joint venture awarded approximately $270 million contract for base support services

Nuclear Industry Update

- NRC staff sent recommendation to approve *AP1000®* design to commissioners last week.
- Final rule on *AP1000* design is expected to be issued by late 2011 followed by rulings on Vogtle and V.C. Summer Combined Licenses (COL)
- COLs for both projects expected to be issued by early calendar year 2012

Design and Licensing Timeline

Action	Completion Date
Final Environmental Impact Statement for Vogtle	March 2011
Final Environmental Impact Statement for VC Summer	April 2011
Westinghouse Submits AP1000 Final Design Control Document to NRC	June 2011
Final Safety Evaluation Report for Vogtle	August 2011
Final Safety Evaluation Report for VC Summer	August 2011
Public Hearing for Vogtle COL	September 2011
Public Hearing for VC Summer COL	October 2011
AP1000 Design Certification	Late 2011
Vogtle COL	Late 2011/ Early 2012
VC Summer COL	Early 2012

Market Outlook


AQCS Installment


Gas-fired Power Plant


Pipe Fabrication

- Power is pursuing new-build nuclear power plant opportunities, predominantly outside of the United States
- Power is focused on establishing a leadership position in the utility-scale gas market, particularly in the early and competitive part of the gas return, and working with clients to evaluate air quality control systems to comply with existing and proposed regulations
- Plant Services is developing a leadership position in nuclear uprates in the US, as well as pursuing large contract renewals and expanding new nuclear maintenance contracts and other markets
- E&I continues to pursue large-scale federal and state programs, as well as coastal restoration and port and harbor opportunities
- F&M is focused on expanding internationally, particularly in Brazil and the Middle East

Strategic Initiatives

- Shaw is in the process of evaluating strategic alternatives for the Energy & Chemicals segment. The company has received multiple written indications of interest from potential acquirers.

- Shaw's board of directors previously authorized a share repurchase program in the amount of $500 million. During the fourth quarter of fiscal year 2011, Shaw purchased approximately $21.8 million under the program. Within the next two weeks, Shaw intends to announce a modified Dutch auction tender offer that will likely range from $100 - $475 million.

FY 2012 Guidance

Metric	Guidance
Revenue*	Approximately $5.5 – $6.0 billion
Diluted EPS, Excluding Westinghouse	$2.00 – $2.10 per share
Operating Cash Flow	Approximately $100 million
Ending FY 2012 Backlog	Approximately $22 billion

*Excluding Pass-through Revenues

- FY 2012 guidance assumes SCANA and Southern Co. nuclear power projects will receive combined licenses (COLs) in early part of calendar year 2012
- Forecast assumes zero earnings from E&C segment after first quarter of FY 2012

Note: Reg-G reconciliation is not provided for "Diluted EPS, excluding Westinghouse" guidance due to currency fluctuations within the Westinghouse segment



Investor Relations & Media Contact

Gentry Brann
Vice President, Investor Relations & Corporate Communications

225.987.7372
gentry.brann@shawgrp.com

SANMEN UNITS 1 & 2

FOURTH QUARTER FY 2011

Regulation G & Other Appendices

Earnings Conference Call–10.31.2011



AERIAL VIEW OF VOGTLE UNITS 3 AND 4

Appendix 1: EBITDA Reconciliation Q-4 FY 2011

(in millions)	Q-4 FY 2011 Consolidated	Q-4 FY 2011 Westinghouse Segment	Q-4 FY 2011 Excluding Westinghouse
Net income (loss) attributable to Shaw	**$ (90.3)**	**$ (58.4)**	**$ (31.9)**
Interest expense	11.8	10.3	1.5
Depreciation and amortization	18.8	-	18.8
Provision for income taxes	(46.0)	(33.7)	(12.3)
Income taxes on unconsolidated subs	2.8	1.7	1.1
EBITDA	**$ (102.9)**	**$ (80.1)**	**$ (22.8)**

Note: EBITDA is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA is an important financial measure used by The Shaw Group Inc. to assess performance.

Appendix 1: EBITDA Reconciliation Q-4 FY 2010

	Q-4 FY 2010		
(in millions)	Consolidated	Westinghouse Segment	Excluding Westinghouse
Net income (loss) attributable to Shaw	**$ (24.0)**	**$ (66.4)**	**$ 42.4**
Interest expense	11.7	10.1	1.6
Depreciation and amortization	17.4	-	17.4
Provision for income taxes	(26.4)	(45.8)	19.4
Income taxes on unconsolidated subs	0.6	0.5	0.1
EBITDA	**$ (20.7)**	**$ (101.6)**	**$ 80.9**

Note: EBITDA is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA is an important financial measure used by The Shaw Group Inc. to assess performance.

Appendix 2: Q-4 FY 2011 Reconciliation of Income excluding Westinghouse

(in millions, except per share data)	Q-4 FY 2011		
	Quarter ended August 31, 2011		
	Consolidated	Westinghouse Segment	Excluding Westinghouse
Revenues	$ 1,479.7	$ -	$ 1,479.7
Cost of revenues	1,471.1	-	1,471.1
Gross profit	8.6	-	8.6
Selling, general and administrative expenses	58.5	0.1	58.4
Impairment of notes receivable	-	-	-
Operating income	(49.9)	(0.1)	(49.8)
Interest expense	(1.5)	-	(1.5)
Interest expense on Japanese yen-denominated bonds, including accretion and amortization	(10.3)	(10.3)	-
Interest income	6.0	-	6.0
Foreign currency translation gains (losses) on Japanese yen-denominated bonds, net	(84.6)	(84.6)	-
Other foreign currency transaction gains (losses), net	1.2	-	1.2
Other income (expense), net	0.1	-	0.1
Income (loss) before income taxes and earnings from unconsolidated entities	(139.0)	(95.0)	(44.0)
Provision (benefit) for income taxes	(46.0)	(33.7)	(12.3)
Income (loss) before earnings from unconsolidated entities	(93.0)	(61.3)	(31.7)
Income from 20% Investment in Westinghouse, net of income taxes	2.9	2.9	-
Earnings (losses) from unconsolidated entities, net of income taxes	2.8	-	2.8
Net income (loss)	(87.3)	(58.4)	(28.9)
Noncontrolling interests in income of consolidated subsidiaries, net of tax	(3.0)	-	(3.0)
Net income (loss) attributable to Shaw	($90.3)	($58.4)	($31.9)
Net income (loss) attributable to Shaw per common share:			
Basic	$ (1.25)	$ (0.81)	$ (0.44)
Diluted	$ (1.25)	$ (0.81)	$ (0.44)
Weighted average shares outstanding:			
Basic	72.0	72.0	72.0
Diluted	72.0	72.0	72.0

Note: Presents our income statement excluding the Investment in Westinghouse segment

Appendix 2: Q-4 FY 2010 Reconciliation of Income excluding Westinghouse

(in millions, except per share data)	Q-4 FY 2010 Quarter ended August 31, 2010 Consolidated	Westinghouse Segment	Excluding Westinghouse
Revenues	$ 1,720.7	$ -	$ 1,720.7
Cost of revenues	1,594.3	-	1,594.3
Gross profit	126.4	-	126.4
Selling, general and administrative expenses	65.2	-	65.2
Operating income	61.2	-	61.2
Interest expense	(1.6)	-	(1.6)
Interest expense on Japanese yen-denominated bonds, including accretion and amortization	(10.1)	(10.1)	-
Interest income	3.3	-	3.3
Foreign currency translation gains (losses) on Japanese yen-denominated bonds, net	(102.7)	(102.7)	-
Other foreign currency transaction gains (losses), net	(0.3)	-	(0.3)
Other income (expense), net	3.0	-	3.0
Income (loss) before income taxes and earnings from unconsolidated entities	(47.2)	(112.8)	65.6
Provision (benefit) for income taxes	(26.4)	(45.8)	19.4
Income (loss) before earnings from unconsolidated entities	(20.8)	(67.0)	46.2
Income from 20% Investment in Westinghouse, net of income taxes	0.6	0.6	-
Earnings (losses) from unconsolidated entities, net of income taxes	(0.5)	-	(0.5)
Net income (loss)	(20.7)	(66.4)	45.7
Noncontrolling interests in income of consolidated subsidiaries, net of tax	(3.3)	-	(3.3)
Net income (loss) attributable to Shaw	($24.0)	($66.4)	$42.4
Net income (loss) attributable to Shaw per common share:			
Basic	$ (0.28)	$ (0.78)	$ 0.50
Diluted	$ (0.28)	$ (0.78)	$ 0.49
Weighted average shares outstanding:			
Basic	84.6	84.6	84.6
Diluted	84.6	84.6	86.3

Note: Presents our income statement excluding the Investment in Westinghouse segment

Appendix 3: E&C Pass-Through Revenues and Cost Reconciliation Q-4 FY 2011 & Q-4 FY 2010

(in millions)	Energy and Chemicals Q4 FY 2011		Energy and Chemicals Q4 FY 2011 Pass-Through Costs		Energy and Chemicals Q4 FY 2011 Excluding Pass-Through Costs	
	Amount	%	Amount	%	Amount	%
Income:						
Revenues	$ 161.0	100.0%	$ (2.3)	100.0%	$ 158.7	100.0%
Cost of Revenues	203.3	126.3%	(2.3)	100.0%	201.0	126.7%
Gross Profit	$ (42.3)	-26.3%	$ -	0.0%	$ (42.3)	-26.7%

(in millions)	Energy and Chemicals Q4 FY 2010		Energy and Chemicals Q4 FY 2010 Pass-Through Costs		Energy and Chemicals Q4 FY 2010 Excluding Pass-Through Costs	
	Amount	%	Amount	%	Amount	%
Income:						
Revenues	$ 213.4	100.0%	$ (3.5)	100.0%	$ 209.9	100.0%
Cost of Revenues	213.4	100.0%	(3.5)	100.0%	209.9	100.0%
Gross Profit	$ -	0.0%	$ -	0.0%	$ -	0.0%

Note: Reconciliation of revenues and cost of revenues to revenues and costs of revenues excluding pass-through costs

Appendix 4: Segment EBITDA Reconciliation Q-4 FY 2011 & Q-4 FY 2010

	Three Months Ended August 31, 2011					
	Power	Plant Services	E&I	E&C	F&M	Corporate
Income (loss) before income taxes and earnings (losses) from unconsolidated entities:	$ (29.9)	$ 10.8	$ 40.1	$ (54.4)	$ (0.9)	$ (9.5)
Interest expense	-	-	-	0.1	-	1.4
Depreciation and amortization	6.9	0.4	3.8	2.6	4.4	0.7
Earnings (losses) from unconsolidated subs	-	-	-	3.7	-	-
Income attributable to noncontrolling interests	-	-	(3.6)	-	0.6	-
EBITDA	$ (23.0)	$ 11.2	$ 40.3	$ (48.0)	$ 4.1	$ (7.4)

	Three Months Ended August 31, 2010					
	Power	Plant Services	E&I	E&C	F&M	Corporate
Income (loss) before income taxes and earnings (losses) from unconsolidated entities:	$ 12.7	$ 8.7	$ 39.0	$ (10.3)	$ 24.1	$ (8.6)
Interest expense	0.3	-	-	-	-	1.3
Depreciation and amortization	6.2	0.5	3.2	2.5	4.3	0.7
Earnings (losses) from unconsolidated subs	-	-	-	(0.4)	-	-
Income attributable to noncontrolling interests	-	-	(2.2)	-	(1.1)	-
EBITDA	$ 19.2	$ 9.2	$ 40.0	$ (8.2)	$ 27.3	$ (6.6)

Note: Segment EBITDA is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA is an important financial measure used by The Shaw Group Inc. to assess performance.

Tender Offer Statement

- The tender offer described in this release has not yet commenced. This presentation is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any shares of Shaw common stock. The full details of the tender offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal, and related materials, which will be distributed to stockholders in the coming weeks. Stockholders should read carefully the offer to purchase, the letter of transmittal and related materials when they are available because they will contain important information. Stockholders may obtain free copies of the offer to purchase and other related materials when filed with the Securities and Exchange Commission at the Commission's website at www.sec.gov or at the Investor Relations section of Shaw's website at www.shawgrp.com.